

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

October 8, 2015

<u>Via E-mail</u>
Dana Devivo, Esq.
Cohen & Steers
280 Park Avenue
New York, NY 10017

Re: Cohen & Steers Low Duration Preferred and Income Fund, Inc.
       File Nos. 333-206888 and 811-23097

Dear Ms. Devivo:

      On September 11, 2015, you filed an initial registration statement on Form N-1A on behalf of the Cohen & Steers Low Duration Preferred and Income Fund, Inc. (the "Fund"). Based on our review of the registration statement, we have the following comments.[1]

GENERAL COMMENTS

1. <u>Missing Information</u>: Please complete or update all information that is currently in brackets or missing in the registration statement (*e.g.,* fee table, expense example, information in the statement of additional information ("SAI"), exhibits). We may have further comments when you supply the omitted information.

2. <u>Fidelity Bond</u>: All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the "1940 Act").

3. <u>Ticker Symbols</u>: Please update the Fund's series and class identifiers to reflect the ticker symbols for each class. *See* Rule 313(b)(1) of Regulation S-T.

PROSPECTUS

Fund Summary

Fund Fees and Expenses (p. 1)

4. <u>Format</u>: Please reformat the headings in the table in accordance with Form N-1A (*e.g.*, it appears that Other Expenses and Service Fee are part of Distribution (12b-1) Fees).

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[1] Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.

5. <u>Service Fee</u>: To avoid investor confusion, please consider rephrasing the caption "Service Fee" to "Shareholder Service Fee" consistent with the terminology in other sections of the prospectus.

6. <u>Other Expenses:</u> Please disclose in a footnote to the Table that "Other Expenses" are based on estimated amounts for the current fiscal year. *See* Instruction 6(a) of Item 3 of Form N-1A.

7. <u>Acquired Fund Fees and Expenses</u>: The prospectus indicates that the Fund may invest in other investment companies, including exchange-traded funds. If acquired fund fees and expenses will exceed 0.01% of the average net assets of the Fund, please disclose these fees and expenses as a separate line item in the fee table. If included, please also disclose in a footnote that these expenses are based on estimated amounts for the current fiscal year. *See* Instructions 3(f)(i) and (vi) of Item 3 of Form N-1A.

8. <u>Fee Waiver/Expense Reimbursement</u>: The fee table includes a line item for "Fee Waiver/Expense Reimbursement." If this agreement will be in effect for less than one year from the date of the registration statement's effectiveness, then please remove the agreement from the fee table and the expense example. (We note that the narrative preceding the example states that this agreement will terminate June 30, 2016.) Otherwise, please disclose the period for which the agreement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. *See* Instruction 3(e) of Item 3 of Form N-1A.

Principal Investment Strategies (pp. 2-3)

9. <u>Underlying Funds and 80% Test</u>: The prospectus states that the Fund may invest in securities of open-end, closed-end, and exchange-traded funds ("underlying funds"). A fund and its adviser may not ignore the investments of underlying funds, whether affiliated or unaffiliated with the fund, when determining whether the fund is in compliance with its Rule 35d-1 80% investment policy. Please add disclosure indicating that the Fund will consider the investments of the underlying funds when determining compliance with its 80% policy.

10. <u>Duration</u>: In the first sentence of the third paragraph, please explain what is meant by "modified" duration.

11. <u>Maturity</u>: Please disclose whether the Fund has any requirements concerning maturity when investing in debt instruments.

12. <u>Below Investment Grade Securities</u>: To avoid investor confusion, please clarify in the disclosure that a BBB- rating is considered investment grade. Further, please consider disclosing the lowest rating of a security in which the Fund may invest and whether the Fund may, as part of its principal investment strategies, invest in securities that are in default. Please disclose that junk bonds are speculative in nature.

13. <u>Derivative Investments</u>: In general, when discussing derivative investments, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Additionally, please disclose the specific types of swap transactions in which the Fund may engage (*e.g.*, total return swaps). Please confirm supplementally that derivatives will be valued at market/fair value rather than notional value for purposes of the Fund's Rule 35d-1 80% policy.

14. <u>Short Sales</u>: The prospectus indicates that the Fund may enter into short sales as a principal investment strategy. Please briefly explain the concept of short selling in accordance with plain English principles. *See* rule 421(d) under the Securities Act of 1933 (the "1933 Act") and Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update (2014-08) (June 2014). Further, please confirm supplementally that any expected dividend and interest expenses associated with short sale transactions will be included in the fee table.

Principal Risks (pp. 3-8)

15. <u>New Fund</u>: Please consider disclosing in the summary and in the Item 9(c) disclosure the risks associated with investing in a new fund (*e.g.*, the Fund may have higher expenses, may not grow to an economically viable size, may cease operations, investors may be required to liquidate or transfer their investments at a loss, etc.).

16. <u>Underlying Funds</u>: Please consider disclosing as a principal risk of the Fund that shareholders may pay higher fees than shareholders of other types of funds based on the layering of fees encompassing the expenses of the Fund and the underlying funds in which it invests.

17. <u>Financials Sector Industry</u>: The prospectus includes principal risk disclosure about *concentrating* in the financials sector industry. Please also disclose the principal risks associated with the specific securities that are part of the financials sector industry (*e.g.*, investing in REITs may expose investors to the risks of owning real estate directly). This comment also applies to other sectors and industries that are part of the Fund's principal investment strategies, such as energy, industrials, utilities, pipelines, health care, and telecommunications.

18. <u>Contingent Capital Securities Risk ("Cocos")</u>: In accordance with plain English principles, please revise the discussion on Cocos to more clearly indicate, if true, that: (a) the security's "loss absorption characteristics" are for the benefit of the issuer, not the investor; (b) the issuer will exercise the mandatory conversion right in response to an adverse event concerning the issuer; and (c) a mandatory conversion will negatively impact the value of the security.

19. <u>Derivatives and Hedging Transactions Risk</u>: Please explain supplementally the "recent legislation" referenced in the disclosure.

Investment Management (p.8)

20. <u>Title</u>: Please provide the title for Ms. Elaine Zaharis-Nikas. *See* Item 5(b) of Form N-1A.

Investment Objectives, Principal Investment Strategies, and Related Risks (pp. 9-22)

21. <u>Undervaluation Strategy</u>: The Item 9(b) disclosure indicates that the Fund invests in preferred and other income securities *believed to be undervalued relative to credit equality and other investment characteristics*. Please briefly describe this principal "undervaluation" investment strategy in the summary. According to Form N-1A, the disclosure provided pursuant to Item 4 should be a summary of the disclosure provided pursuant to Item 9 of the Form. *See also* June 2014 Guidance Regarding Mutual Fund Enhanced Disclosure.

22. <u>Missing Risk Disclosure</u>: As noted in the prior comment, the principal investment risks provided in the summary should be based on the information given in response to Item 9(c) of the Form. In that regard, please describe more fully in the Item 9(c) disclosure each of the risks summarized in the Item 4(b) disclosure, including the risks associated with investing in preferred securities (*e.g.*, deferral and omission risk, credit and subordination risk), market risk, duration risk, below investment grade securities risk, extension risk, prepayment risk, convertible securities risk, management risk, and risks relating to investments in Rule 144A and Regulation S securities.

Purchasing the Class of Fund Shares That is Best for You (pp. 25-32)

23. <u>Share Class Comparison</u>: Please disclose in the "Disadvantages" row of the comparison table that Class C shareholders will pay a contingent deferred sales charge. Please disclose for Class A shares that investors will pay ongoing distribution expenses, which may result in lower total performance than share classes that do not pay these fees.

24. <u>Class A Shares</u>: Please disclose that the initial sales load is not imposed on shares that are purchased with reinvested dividends or other distributions. *See* Instruction 2 to Item 12(a)(1) of Form N-1A.

25. <u>Reinstatement Privilege</u>: The prospectus states that the Fund may reject an exchange order. Please disclose the maximum amount of time the Fund will take to inform investors of such a rejection. Further, please revise the disclosure to clarify that this only applies to the purchase side of an exchange, or explain the authority allowing the Fund to cancel redemption requests. *See* Section 22(e) of the 1940 Act.

26. <u>Website Access</u>: Please state whether the Fund makes available free of charge, on or through its website at a specified Internet address the information required by Item 12(a)(1) through (a)(4) and Item 23(a) of Form N-1A. If the Fund does not make this information available in this manner, please disclose the reasons why it does not do so. *See* Item 12(a)(5) of Form N-1A.

How to Sell Fund Shares (pp. 36-39)

27. <u>In-Kind Redemptions</u>: Please disclose that in-kind securities will remain at market risk until sold, and, if true, that shareholders may incur taxable capital gains when converting the securities to cash.

Distribution Plan (p. 40)

28. <u>Item 12 Disclosure</u>: Please disclose the information required by Item 12 in one place in the prospectus. *See* General Instruction C.3(a) to Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

Introduction (p. 3)

29. <u>Diversification</u>: In the paragraph immediately following the table listing dates of incorporation, please disclose that the Fund is a diversified fund.

Investment Strategies and Policies (pp. 3-39)

30. <u>Missing Strategies</u>: The chart on pages 3-5 of the SAI lists the principal investment strategies for the Fund. Please describe in the prospectus the Fund's principal investment strategies associated with securities lending and structured notes.

31. <u>Credit Default Swaps</u>: The disclosure indicates that the Fund may enter into credit default swaps. Please confirm supplementally that if the Fund *writes* credit default swaps, the Fund will segregate the full notional amount of the credit default swap to cover such obligation.

32. <u>Total Return Swaps</u>: The Fund discloses that it may engage in transactions involving total return swaps. When the Fund engages in total return swaps, an appropriate amount of segregated assets must be set aside. *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission fairly recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. *See* Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Investment Restrictions (pp. 41-46)

33. <u>Borrowing</u>: When discussing the fundamental investment policy regarding borrowing, please revise to make clear that the limits on borrowing are not limited to the time of borrowing.

34. <u>Concentration</u>: Please provide adjacent narrative disclosure indicating that the Funds will, for the purpose of determining whether a Fund's portfolio is concentrated in a particular industry, look through to the securities held by other investment companies (including exchange-traded funds) in which the Fund invests.

35. <u>Restricted or Illiquid Securities</u>: Please revise the non-fundamental policy of not investing more than 15% of assets in illiquid securities to clarify that this restriction will not be limited to the time of investment.

Management of the Funds (pp. 46-56)

36. <u>Lead Independent Director</u>: Please disclose who currently serves as the lead independent director. *See* Item 17(b)(1) of Form N-1A.

Compensation of Directors and Certain Officers (pp. 56-57)

37. <u>Compensation Table</u>: Although the Fund has not completed its first full year since its organization, please provide compensation information relating to the Fund for the current fiscal year, estimating future payments that would be made under an existing agreement or understanding. Please disclose in a footnote to the compensation table the period for which the information is given. *See* Instruction 2 to Item 17(c) of Form N-1A.

Principal Holders of Securities (pp. 57-69)

38. <u>Principal Holders</u>: Please provide the information on principal holders for each fund as of a date no more than 30 days prior to the date of filing the registration statement. *See* Item 18 of Form N-1A. For each principal holder, please indicate whether the securities are owned of record, beneficially, or both, and show the respective percentage owned in each manner. *See* Instruction 3 to Item 18(b) of Form N-1A.

39. <u>Management Ownership</u>: Please provide the management ownership information as of a date no more than 30 days prior to the date of filing the registration statement. *See* Item 18 of Form N-1A.

Investment Advisory and Other Services (pp. 69-85)

40. <u>Portfolio Managers</u>: For each Portfolio Manager of the Fund, please provide as of the most recent practicable date the number of other accounts managed, and the total assets in the accounts managed, with respect to registered investment companies, other pooled investment vehicles, and other accounts. Please also indicate the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account. *See* Item 20(a) of Form N-1A.

41. <u>Administrative Services</u>: Page 23 of the prospectus states that the Fund pays the Advisor a monthly fee for administration services. Please include information regarding this

arrangement when discussing the Advisor's administrative services in the SAI. *See* Item 19(c)(1) of Form N-1A

Financial Statements (p. 117)

42. <u>Omitted Statements</u>: The Fund's statement of assets and liabilities is not presented. We may have comments on such items when it is included in a pre-effective amendment to the registration statement.

PART C

43. <u>"Form of" Agreements</u>: Except as otherwise permitted by Rule 483 under the 1933 Act, please file copies of the executed rather than "form of" agreements. In the case where there are two or more documents that are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, please follow the procedures outlined in the Rule.

44. <u>Omitted Items</u>: Items 32-35 of Part C appear to be missing. Please update Part C.

45. <u>Signatures:</u> Under Section 6(a) of the 1933 Act, any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and *the majority of its board of directors or persons performing similar functions.* The signature page of the registration statement does not appear to comply with Section 6(a) in that a majority of the directors have not provided a signature. Please conform the signature page to comply with Section 6(a) in the next amendment to the registration statement.

46. Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

47. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing;
- the staff's comments, the Fund's changes to the disclosure in response to the staff's comments, or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert either the action of the Commission or the staff in declaring the filing effective or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement. We will consider a written request for acceleration as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-8045.

Sincerely,

/s/ Elisabeth Bentzinger

Elisabeth Bentzinger
Senior Counsel